March 30, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Attn:	Dieter King
David Lin

Re:	CommunityOne Bancorp - Form S-3 Resale Registration Statement
Filed March 9, 2015; File No: 333-202617

Dear Messrs. King and Lin:

This letter constitutes the response of CommunityOne Bancorp, Charlotte, N.C. (the “Company”) to the letter, dated March 24, 2015, from the Division of Corporation Finance (“Division”) of the Securities and Exchange Commission (“Commission”), commenting on the above-referenced Registration Statement on Form S-3 of the Company relating to the resale of up to 12,388,411 shares of the Company common stock, no par value per share. We have reproduced the Division comment below, followed by the Company’s response.

Selling Shareholders, page 11

1.
Please advise whether any of the selling shareholders, other than Fisher Lynch Co-Investment GP II, L.P., are broker-dealers or affiliates of broker-dealers. Any selling shareholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling shareholder that is an affiliate of a broker-dealer, disclose this status and state whether at the time of the purchase of the securities to be resold, the shareholder purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholder as an underwriter.

We have conducted appropriate inquiries of the Selling Shareholders (as defined in the prospectus) and can advise the Staff that no Selling Shareholder is a broker-dealer, and that no Selling Shareholder, other than Fisher Lynch Co-Investment GP II, L.P., is required under the Staff’s interpretation to disclose that it is an affiliate of a broker-dealer and to thus make the requested representations.

Pantheon Global Co-Investment Opportunities Fund, LP advised us that its parent company owns a subsidiary that is structured as a limited purpose broker-dealer for which no additional disclosure is required.

Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, “Oak Hill”) advised us that they own less than five percent of the outstanding shares of Hilltop Holdings, Inc. (“Hilltop”), which in turn owns one or more broker-dealers. Oak Hill acquired its stake in Hilltop through its investment in SWS Group, Inc. (which was acquired by Hilltop on January 1, 2015) and may have been deemed an affiliate of a broker-dealer at the time of its December 2014 investment in the Company because of its investment in SWS Group, Inc., which had broker-dealer subsidiaries. However, because Oak Hill currently owns less than five percent of the outstanding shares of Hilltop Holdings, no additional disclosure is required at this time.

Carlyle Global Financial Services Partners, L.P., which is an investment fund advised by Carlyle Investment Management L.L.C (“CIM”), an affiliate of The Carlyle Group, L.P., advised us that it (and in certain cases, along with other affiliated investment funds advised by CIM) holds an ownership stake in Sandler O’Neill & Partners, L.P., Duff & Phelps Corporation, Avalon Advisors, LLC and TCW Group, Inc. Certain affiliates of each of these entities are registered as broker-dealers with FINRA. In addition, TCG Securities, LLC, an affiliate of The Carlyle Group, the entity through which The Carlyle Group conducts its marketing and fundraising activities, is registered as a limited purpose broker-dealer. In response to the Staff’s comment, additional disclosure has been added to the footnote in the selling shareholder table that Carlyle may be deemed to be an affiliate of a broker-dealer and that Carlyle has represented that it acquired its shares in the ordinary course of business and, at the time of the acquisition of the shares, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

In responding to the above comments of the Division, we hereby acknowledge:

·	Should the Commission or Division staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·
The action of the Commission or the Division staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

·
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company has responded adequately to the Division’s comments. If you have any questions about the responses, or need additional information, please contact me at (980)-819-6213.

Sincerely,
/s/ Beth S. DeSimone
Beth S. DeSimone
Executive Vice President and General Counsel